Exhibit 1.01

Skyline Medical Inc.
Conflict Minerals Report
For the Reporting Period from January 1, 2015 to December 31, 2015

This report, for the reporting period from January 1, 2015 to December 31, 2015, is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement the reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”). These reporting requirements apply to registrants whatever the geographic origin of the conflict miners and whether or not the minerals fund armed conflict.

We conducted an analysis of our products and found that 3TG can be found in our waste fluid disposal system and are necessary to the functionality or production of this product. Therefore, we are subject to the reporting obligations of Rule 13p-1.

We rely on our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us – including sources of 3TG that are supplied to them from lower tier suppliers.

We have undertaken a Reasonable Country of Origin Inquiry (“RCOI”) survey of 15 suppliers who provide us with those components likely to contain 3TG. The 13 responses, which were provided in a variety of formats, including the template developed by the Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSI), indicated: (a) the components did not contain 3TG minerals, (b) that the minerals supplied did not originate in a Covered Country, or (c) that the origin of the minerals that they supplied to us could not be determined at this time.

Due to the breadth and complexity of our products and supply chain, it will take time for many of our suppliers to verify the origin of all of the minerals, and they may not succeed in determining the origin of all or any such minerals.

Despite having conducted a good faith RCOI, we do not currently have sufficient information from our suppliers or other sources to determine the country of origin of all the conflict minerals used in our products or identify the facilities used to process those conflict minerals. Therefore, we cannot exclude the possibility that some of these conflict minerals may have originated in a Covered Country and are not from recycled or scrap sources.

Using our supply chain due diligence processes and continuing our outreach efforts, in combination with leveraging industry standard programs, we hope to further develop transparency into our supply chain.

We have not obtained an independent private sector audit to accompany this Report, as permitted by Form SD, which provides a temporary accommodation to such requirement for smaller reporting companies for the first four calendar years following November 13, 2012.

We recognize that we have ongoing obligations under the reporting requirements of Rule 13p-1 and have adopted a Conflict Minerals Policy. We will continue to request assistance from our direct suppliers to support our reporting obligations and best practices for RCOIs and related due diligence, and, compare the list of smelters identified through our RCOI to the lists of smelters that have been designated as “conflict free.”